

13000150

NO ACT

PE
1-7-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-04-2013

Re: The Dow Chemical Company
Incoming letter dated January 7, 2013

Dear Mr. Mueller:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Dow by Albert C. Jones. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Albert C. Jones
americadiversityplace@gmail.com

February 4, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 7, 2013

The proposal requests that the "eBook Proposal" be presented for a shareholder vote, along with other matters.

There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Dow omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dow relies.

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 22013-00029

January 7, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of Albert C. Jones
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") materials that purport to constitute a stockholder proposal (the "Proposal") and statements in support thereof received from Albert C. Jones (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proponent has submitted several lengthy pages to the Company, and it is not clear exactly what material the Proponent intends to be his Proposal for the Company's 2013 Proxy Materials. On November 26, 2012, the Proponent submitted a one-page letter via e-mail to the Company requesting that his "'eBook Proposal' [be] presented to shareowners for a vote." This letter also stated, "Shareowners' approval will expand Dow's citizenship to include partnership in Generational Plan of America, The Diversity Place and lead sponsor of 'Day in the Week: eBook Week in America.'" Accompanying the November 26, 2012 letter were multiple documents, including a five-page document titled "On the Road: People Bridges to People — The eBook Proposal" (the "eBook Proposal"). The eBook Proposal states in relevant part:

> Please accept our invitation to partner with America, The Diversity Place on "Day in the Week, eBook Week in America." This will be the first eBook Week in America and comes with the formation of the nonprofit Collegiate Bridges. The mission of Collegiate Bridges, based in Salt Lake City, is to advance educational opportunities through diversity and inclusion and multicultural initiatives outlined in the Generational Plan of America, The Diversity Place titled "We are America, The Diversity Place."

In response to a deficiency notice from the Company (1) identifying specific deficiencies in the Proponent's proof of his ownership of Company securities, (2) stating that the eBook Proposal exceeded 500 words, and (3) instructing the Proponent how to remedy these defects, the Proponent sent an e-mail to the Company, referencing the documents he had submitted on November 26, 2012: "Please include previously sent documents, five-page 'On the Road' and 'one page' cover letter as back-up to proposal." The e-mail also contained multiple attachments, including a two-page letter dated December 7, 2012 addressed to Charles J. Kalil on "Rev. Albert C. Jones" letterhead (the "Letter").

The Letter states in relevant part:

> This proposal submitted by shareowner Albert C. Jones requests a vote at the annual shareholders meeting. It requests that Dow partner in an initiative that further addresses a great societal concern that can only be alleviated through a simultaneous event, noting heretofore prior initiatives did not reach objectives.
>
> . . . .
>
> Shareowners of The Dow Chemical Company are asked to vote approval of the leadership team exploring merits of incorporating the Generational Plan of

America, The Diversity Place as a strategic initiative of the company's corporate social responsibility.

Because it is unclear exactly which document the Proponent intends to be included in the Company's 2013 Proxy Materials, this no-action request analyzes both the Letter and the eBook Proposal as the "Proposal."

A copy of the November 26, 2012 correspondence from the Proponent is attached hereto as Exhibit A. A November 27, 2012 letter that the Company received from National Financial Services, LLC regarding the Proponent's ownership of Company shares is attached as Exhibit B. The deficiency notice is attached as Exhibit C. The December 7, 2012 correspondence, including the Letter, is attached as Exhibit D.[1]

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite such that voting stockholders would be unable to ascertain what actions the Company would take if the Proposal was enacted;
- Rule 14a-8(i)(4) because the Proposal is designed to result in a benefit to the Proponent or further a personal interest not shared by the other stockholders at large; and
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

---

[1] The Proponent also sent an e-mail to the Company before submitting the Proposal pursuant to Rule 14a-8. In that e-mail, which included multiple attachments and is attached hereto as Exhibit E, the Proponent invited the Company to purchase a banner advertisement on the Proponent's website for $20,000.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite Such That Voting Stockholders And The Company Would Be Unable To Ascertain What Actions The Proposal Requires.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions permitted the exclusion of proposals under Rule 14a-8(i)(3) where the proposal was so inherently vague and indefinite that stockholders voting on it would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal was enacted. *See Yahoo! Inc.* (avail. Mar. 26, 2008) (excluding a proposal under Rule 14a-8(i)(3) requiring the board of directors to "establish a new policy of doing business in China"); *Bank of America Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) requesting that the company "amend its GHG emissions policies"); *The Procter & Gamble Co.* (avail. Oct. 25, 2002) (excluding a proposal requesting that the company establish a fund to "provide lawyer's, clerical help witness protection, and records protection and other appropriate help" for victims based on their status as stockholders of publicly owned companies); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (excluding a proposal requesting that the company "implement a policy of improved corporate governance"). As with the proposals in the precedent cited above, it is difficult to determine what actions the Company should take based on the multiple and vague statements made in the

Proposal. The Letter requests that the Company "partner in an initiative that further addresses a great societal concern that can only be alleviated through a simultaneous event." This request is impermissibly vague for several reasons, including:

- The Proponent does not describe in sufficient detail what commitments and actions are necessary for the Company to take in order to "partner" in an initiative. It is unclear whether the Company would be required to use Company funds to financially support such an initiative, or whether some other action or endorsement is required. It is further unclear whether a single endorsement of such an initiative would be sufficient to qualify as "partner[ing]" in the initiative or what amount of resources and time the Company would be required to expend on such an initiative.

- After referring to "a great societal concern" (which concern appears to be "unacceptably high dropout rates among high school students"), the Letter asserts that this concern "can only be alleviated through a simultaneous event." The Proponent offers only a vague and subjective definition of "simultaneous events" as "awakenings moments in the nation that also serve as cataclysmic shifts, widening avenues of citizenship while allowing for creation of new venues of citizenship accessibility." Stockholders and the Company are thus unable to determine what meaning, if any, the reference to alleviation "through a simultaneous event" is intended to add to the Proposal and whether it requires some action in addition to "partner[ing] in an initiative."

Additionally, the Letter asks that stockholders of the Company "vote approval of the leadership team exploring merits of incorporating the Generational Plan of America, The Diversity Place as a strategic initiative of the [C]ompany's corporate social responsibility." The Proposal offers no clues—much less concrete directions—as to how the Company's leadership team would incorporate the plan into its "corporate social responsibility." The Staff has previously concurred in the exclusion of a proposal under Rule 14a-8(i)(3) requesting a company's board of directors to "take the necessary steps to implement a policy of improved corporate governance." *Puget Energy Inc.* (avail. Mar. 7, 2002). The proposals in both *Puget Energy* and the Proponent's Letter are so vague that, as stated in SLB 14B, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Finally, the Proponent asks that the "'eBook Proposal' [be] presented to shareowners for a vote." It is not certain whether this request is separate and apart from the Proponent's requests for the Company to "partner in an initiative" and for stockholders to "vote approval of the leadership team exploring merits of incorporating the Generational Plan . . . as a strategic initiative of the [C]ompany's corporate social responsibility." Further in the eBook Proposal, the Proponent invites the reader again to "partner" with the Proponent's organization, America, The Diversity Place ("ADP"). The eBook Proposal further states an objective to market one million copies of the eBook through a "nationwide campaign" but fails to specify what actions or measures the Company would have to take in order to "partner" with the Proponent's organization to achieve this goal. Stockholders cannot with reasonable certainty determine what the Company would do in the event the proposal was approved.

The Proposal lacks specificity, fails to define key terms and contains vague and ambiguous references. As a result, neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require. Accordingly, consistent with Staff precedent, the Company believes it may properly exclude the Proposal pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and misleading.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because The Proposal Is Designed To Further A Personal Interest Of The Proponent, Which Is Not Shared By Other Stockholders At Large.

Although it is unclear precisely what the Proposal is requesting, the Proponent maintains it is asking the Company to partner with ADP and sponsor ADP's initiatives, including the eBook Week. In this regard, the Proposal is designed to further the personal interests of the Proponent, which are not shared by the Company's stockholders at large.

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other stockholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to ensure that "the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering a personal interest not shared by other stockholders is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982). Even proposals presented in broad terms in an effort to suggest that they are of general interest to all stockholders may nevertheless be omitted from a proxy statement when they are prompted by personal concerns or would result in a particular benefit or accomplishment of a particular objective. *Id.* As explained below, the Proponent has mis-used the stockholder proposal process by submitting a proposal designed to pursue the Proponent's own personal interest, an interest the Company stockholders at large do not share.

The Staff has indicated that proposals reflecting a proponent's monetary self-interest are properly excludable. For example, in *Northern States Power Co.* (avail. Feb. 16, 1995), the proposal required that the company "study, design, and implement" a revised compensation incentive plan. In fact, the proponent was an attorney and attempted to receive compensation for his efforts with respect to his own proposal under a pre-existing retainer agreement between himself and the company. The company argued that the "proponent's intent [was] to use the shareholder proposal process as a tactic toward his own financial gain." The Staff concurred in the company's view that the proponent had a personal interest in the proposal not common to the stockholders at large because the proponent would receive compensation, a benefit not shared by the company's other stockholders. The Staff thus concurred in the proposal's exclusion under a predecessor to Rule 14a-8(i)(4).

Although it is unclear exactly what the Company would need to do to implement the Proposal – contribute money, materials, labor, endorsements or other resources – it is clear that should the Proposal be implemented, it would bolster ADP's success and result in a direct benefit to the Proponent. If the Proposal involves monetary contributions, the Proponent, by virtue of his position as "Publisher" at ADP, stands to benefit financially just as in *Northern States Power*. The Proponent and ADP's members have a special financial interest in the Proposal's passage since, if the Proposal were implemented, ADP could receive monetary contributions and valuable support from the Company that would pass indirectly to the Proponent by funding his activities. Like the proposal in *Northern States Power* that would have indirectly led the company to disburse money to the proponent personally via fees, the Proposal entails sponsorship, perhaps financial, requiring the Company to support ADP.

Moreover, insofar as Rule 14a-8(i)(4) is designed to limit stockholders' mis-use of the stockholder proposal system, the rationale easily applies in this instance because the Proposal primarily advances the Proponent's self-interest. Should the Proposal be included in the Company's proxy materials, the Proponent and ADP will be mis-using the system in order to achieve solely personal ends; namely, to bolster the success of ADP and its affiliated organizations. If the Proposal were adopted and the Company were to provide valuable support such as money, materials, labor, endorsements or other resources, the Proponent would benefit in a way that the stockholders at large would not. Hence, the Proposal is simply an attempt by the Proponent to garner support from the Company's longstanding goodwill, resources, and influence to make ADP's initiatives more successful for ADP and the Proponent's own benefit. This interest is clearly not aligned with, nor would it result in any conceivable benefit to, the Company's stockholders at large.

The Proposal is not saved by its pursuit of a neutral and perhaps laudable objective. The Staff has concurred in the exclusion of seemingly neutral proposals that, in actuality, are designed to further a personal interest or goal. *See Dow Jones & Co., Inc.* (avail. Jan. 24, 1994) (facially neutral proposals excluded as personal interest when viewed in light of other union activities); *Storage Technology Corp.* (avail. Mar. 21, 1994) (facially neutral proposal to prohibit officer and director sale of stock options excluded in light of proponent's ongoing litigation); *McDonald's Corp.* (avail. Mar. 23, 1992) (seemingly neutral proposal requiring a fraction of company's board to be independent excludable in light of proponent's history of discontent); *Int'l Business Machines Corp.* (avail. Feb. 5, 1980) ("[D]espite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the company."); *American Telephone & Telegraph Co.* (avail. Jan. 2, 1980) (same). Therefore, notwithstanding the Proposal's language about strengthening the Company's "corporate social responsibility" via diversity and community ties, the Proposal is excludable because it is designed to further ADP's and the Proponent's personal objectives.

Therefore, the Company believes that the Proposal represents an effort by the Proponent to further ADP's and the Proponent's own personal interests and that such special interest is not shared by the Company's stockholders at large. Accordingly, the Company believes it may properly exclude the Proposal under Rule 14a-8(i)(4), as it represents a disservice to the interests of the stockholders at large.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

As discussed below, the Proposal implicates these considerations and may be omitted as relating to the Company's ordinary business operations because (A) it relates to the Company's business relationships; (B) it relates to the Company's sponsorship of a program; (C) it relates to the Company's contributions directed to specific organizations; and (D) it does not implicate a significant social policy issue.

A. The Proposal Is Excludable Because It Deals With A Matter Relating To The Company's Ordinary Business Operations, Namely Its Business Relationships.

Because the Proposal requires the Company to "partner" with and "sponsor" ADP's initiatives, it relates to the Company's business relationships, and thus, it may be properly omitted under Rule 14a-8(i)(7). In *Westinghouse Electric Corp.* (avail. Jan. 28, 1997), the proposal requested the board to "refrain from any business relationship with any non-management director for which the non-management director directly or indirectly receives compensation beyond the director fee." The company successfully argued that business relationships are within the province of the company and its management when it stated,

> In the ordinary course of its business, the Company enters into transactions with hundreds of other companies, both as supplier and customer. These transactions are entered into on an arms-length basis with such other companies and are designed to serve the best interests of the Company. [The proponent's] proposal would impact the manner in which the Company conducts its business because it could preclude the Company from entering into transactions with other companies in the ordinary course of business. . . . [Further], [h]is proposal could result in the loss of business for the Company that it would have otherwise obtained in the ordinary course.

The Staff concurred in its excludability because it related to the company's "business relationships" and thus, was excludable under a predecessor to Rule 14a-8(i)(7). *See also Mirage Resorts, Inc.* (avail. Feb. 18, 1997) (Staff concurred that a proposal amending the company's business relationship with its clients "is directed at matters relating to the conduct of the company's ordinary business operations (i.e., business relationships)").

Though the proposal in *Westinghouse Electric* sought to limit the company's business relationships, and the Proposal here seeks to create a relationship for the Company, the rationale for applying the ordinary business exception applies equally. Like in *Westinghouse Electric,* requiring the Company to "partner with" and "sponsor" ADP and/or its eBook Week impacts the Company and management's ability to seek out, evaluate, and choose appropriate business relationships in the same way a limitation would. Business relationships are one of the most essential business decisions to a company, the consideration of which requires complex and informed judgment. Deciding a company's business relationships is a core part of managing a company that, if done ineffectively, could cause the company to forego or lose other profitable business relationships with other worthy organizations, or could cause the company to enter into an imprudent business relationship and lose money. Hence, the Proposal concerns a truly essential component of the Company's management. Further, the Proposal would inappropriately usurp the Company and management's role in ordinary business matters and place a core business matter—the Company's business relationships—in the hands of stockholders. Because the Proposal relates to the Company's "business relationships"—a fundamental business decision crucial to the Company—and because it improperly delegates that role to stockholders, the Proposal is excludable under Rule 14a-8(i)(7).

Furthermore, the Staff routinely concurs in the exclusion of stockholder proposals relating to a company's vendor and supplier relationships, *see e.g., Kraft Foods Inc.* (avail. Feb. 23, 2012) (proposal relating to supplier relationships); *Alaska Air Group, Inc.* (avail. Mar. 8, 2010) (proposal relating to vendor relationships); *Dean Foods Co.* (avail. Mar. 22, 2007) (proposal relating to supplier relationships); *Hormel Foods Corp.* (avail. Nov. 19, 2002) (proposal relating to supplier relationships), and relationships such as the relationship proposed by the Proposal are likewise fundamental to the Company's business. Because of the complexity inherent in the selection of worthy business relationships, be they charitable, civic, vendor or supplier, or otherwise, choosing with which organizations to "partner" is an inherently fundamental business decision that must be handled by the Company and by management. A business relationship with a charitable or civic organization is equally as crucial to a company's interests as a business relationship with suppliers or vendors. A "partnership" with ADP, for instance, could impact the Company's public relations, its relationship with other civic organizations, and even its standing with customers or clients, in the same way a relationship with a vendor or supplier could similarly impact a company. Hence, the Proposal requiring a supposed partnership or sponsorship between the Company and ADP presents the same crucial business decision-making as does a supplier or vendor relationship and thus merits exclusion under well-established precedent.

Thus, it is within the province of management and the Company to determine with whom to conduct business—even if it is business with a non-profit or a community organization—not a role appropriately left to stockholders. Because the Proposal relates to a matter of ordinary business matters, *viz.* dictating with whom, what, and how to engage in a particular business relationship, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable Because It Deals With A Matter Relating To The Company's Ordinary Business Operations, Namely The Company's Sponsorship Of A Program.

The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's sponsorship of a program, namely the "initiative" referenced in the Letter and the eBook Week program. The Staff has agreed that a proposal may be properly excluded if it relates to the company's sponsorship of a program. For example, *The Procter & Gamble Co.* (avail. Aug. 9, 2007) involved a proposal that sought to dictate the company's sponsorship of a Spanish-language news program. The company argued that the decision to sponsor a program and the extent of its sponsorship is a "routine matter[] constituting ordinary business within the meaning of Rule 14a-8(i)(7)." The company further noted its position as a leading consumer products company and that the decision to advertise or sponsor a news program is a crucial part of its day-to-day decision-making that cannot be left in the hands of the stockholders. The Staff concurred with the company's view because the proposal related to "the manner in which a company sponsors a program" and thus dealt with the company's ordinary business operations.

Similar to *Procter & Gamble*, the Proposal relates to the Company's sponsorship of a program. Deciding which programs to sponsor is a fundamental task of the Company's management, as it entails decisions on how to use the Company's resources and on the Company's public relations efforts. The Proposal requests that the Company partner with ADP and sponsor ADP's eBook Week. Although the Proposal is ambiguous as to the terms of the requested sponsorship, it nonetheless attempts to direct the Company's sponsorship efforts and thus addresses a decision related to the Company's ordinary business operations—the sponsorship of a program.

The Staff has unequivocally indicated that a company's sponsorship of a program is a matter of routine business. Thus, the Proposal seeking to supplant that role is excludable under Rule 14a-8(i)(7).

C. The Proposal Is Excludable Because It Deals With A Matter Relating To The Company's Ordinary Business Operations, Namely Contributions Directed to Specific Organizations.

To the extent the Proposal requires the Company to make monetary contributions to ADP, it would fall within the scope of a long line of no-action letters issued by the Staff concurring with the exclusion of proposals that seek to prohibit a company from making, or to require a company to make, "contributions to specific types of organizations." *Johnson & Johnson* (avail. Feb. 12, 2007); *T. Rowe Price Group, Inc.* (avail. Dec. 27, 2002) (excluding proposal prohibiting the company from supporting organizations that undermine the American war on terror).

Under well-established precedent, the Company may exclude the Proposal because it directs the Company to partner with, contribute to, and sponsor a particular organization, ADP. The Staff has consistently held that proposals concerning contributions, charitable or otherwise, "directed to specific types of organizations are generally excludable under 14a-8(i)(7)." *PepsiCo* (avail. Feb. 24, 2010) (proposal limiting support, financial or otherwise, to specified social issue); *Johnson & Johnson* (avail. Feb. 12, 2007) (proposal limiting charitable giving to specific cause). This is a well-engrained principle and applies regardless of whether the proposal suggests either starting or stopping contributions to a particular type of organization. *Home Depot* (avail. Mar. 18, 2011) (proposal requesting board to list the recipients of corporate charitable contributions or certain merchandise vouchers on company website properly excludable); *PG&E Corp.* (avail. Feb. 23, 2011) (proposal requesting company to "remain neutral in any future activity relating to the definition of marriage" properly excludable because it relates to contributions to specific types of organizations); *Target Corp.* (avail. Mar. 31, 2010) (proposal requesting a feasibility study of concrete policy changes, including minimizing donations to charities that fund animal experiments properly excludable); *Starbucks Corporation* (avail. Dec. 16, 2009) (same); *Pfizer Inc. (People for the Ethical Treatment of Animals)* (avail. Feb. 12, 2007) (proposal requesting a report on the justification for the company's charitable contributions to certain scientific research programs that promote medical research and training using animals excludable); *Wachovia Corp.* (avail. Jan. 25, 2005) (proposal recommending that the board disallow contributions to Planned Parenthood and other similar organizations excludable); *SCEcorp* (avail. Feb. 20, 1992) (proposal that company consider donating a prescribed amount of money to qualified charities which work to improve fisheries and wildlife habitat and management for species affected by the company's operations excludable as "the determination to commence contributions to a particular charity"). Hence, where a proposal requires the company to make contributions to a specific organization, restricts a company's ability to make contributions to specific organizations, or otherwise directs the company's contributions to specific types of organizations or causes, the proposal is properly excludable.

In *Pacific Telesis Group* (avail. Feb. 20, 1992), the proposal requested the company make contributions to the Planned Parenthood Federation of America. The Staff concurred in its excludability under a predecessor to Rule 14a-8(i)(7) because the proposal required the company "to commence contributions to a particular charity." *Id.* The company noted it received thousands of applications for grants each year and decisions regarding contributions constituted an essential day-to-day operation of the company. It sought to omit the proposal because it would usurp management's authority by allowing stockholders to manage the company's charitable relationships. The Staff concurred that the proposal dealt with a matter relating to the conduct of the corporation's ordinary business operations and granted no-action relief.

Just as in *Pacific Telesis Group*, the Proposal affirmatively requires the Company to make contributions to a specific organization in its requirement that the Company "partner with" and "sponsor" "an initiative," ADP and/or its eBook Week. Decisions as to the appropriate recipients of the Company's charitable or community contributions are ordinary business decisions made by management as part of its fundamental operation of the Company. Choosing charitable sponsorships is a conscious and complex management activity that focuses on selecting the organizations or functions to be the beneficiaries, and choosing among the wide range of possible community and social issues to support. Management then takes on the role of selecting the type of charitable organization or function with the best means of corporate support, by allocating among limited resources. Management may choose to provide financial assistance, product donations, services or devotion of employee's working hours. Management may choose to sponsor nationally-recognized charities or functions to support locally. These decisions may take into account a myriad of complexities like the company's marketing efforts, public relations, existing community outreach, reputation, and so on. Therefore, the day-to-day oversight and decisions related to the Company's charitable or business contributions made to specific types of organizations are most efficiently and effectively left in the hands of the Company. There are a host of complex matters and decisions involved in the selection process, about which the stockholders would not be in a position to make an informed judgment.

As in *PepsiCo* and *Johnson & Johnson*, the instant Proposal attempts to specifically direct the Company's contributions by way of an affirmative requirement the Company "partner with" "an initiative," ADP and/or its eBook Week. Just as the proposals in *PepsiCo* and *Johnson & Johnson* were properly excludable, so too is the Proposal because it relates to the Company's ordinary business operation to contribute to specific organizations. Thus, the Proposal interferes with tasks that are fundamental to management's ability to run the Company on a day-to-day basis and is properly excludable.

D. The Proposal Is Excludable Because It Relates To The Company's Ordinary Business Operations And Does Not Focus On A Significant Policy Issue.

While proposals that focus on significant policy issues are generally non-excludable, the Proposal does not concern a "significant policy issue." *See* 1998 Release (stating that proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered excludable"); *Yahoo! Inc.* (avail. Apr. 5, 2011) (denying the exclusion of a proposal directing the company to formally adopt specified human rights principles to guide the company's business in "China and other repressive countries" because the proposal related to the "significant policy issue of human rights"); *Abercrombie & Fitch Co.* (avail. Apr. 12, 2010) (denying the exclusion of a proposal requesting the board to adopt and implement a code of vendor conduct based on international standards of workers' rights to decrease child labor and other rights abuses). Other significant social policy issues deemed non-excludable by the Staff include persecution of persons based upon their political beliefs, free speech, forced labor, nuclear power and safety, doing business in countries with a history of human rights violations, slave labor dealings with mainland China and the former Soviet Union, and the termination of animal testing. The Commission explained in the 1998 Release that a proposal focusing on a significant policy issue transcends ordinary day-to-day business activities and would thus merit an informed stockholder vote.

ADP's goal of enhancing the Company's "corporate social responsibility" via promoting education, while an important objective, is not an issue that transcends the Company's ordinary business operations, nor is it the type of issue that the Staff has recognized as a significant policy issue.

As discussed above, the Proposal relates to ordinary business matters because it relates to the Company's business relationships, the Company's sponsorship of a program, and it directs the Company's charitable contributions. Thus, because it relates to the Company's ordinary business operations, the Proposal is properly excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Amy E. Wilson, the Company's Assistant Secretary and Managing Counsel, at (989) 638-2176.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
Rev. Albert C. Jones, America, The Diversity Place

EXHIBIT A

On The Road: People Bridges to People




America,
The Diversity
Place
Multicultural Voices Across The Nation

Ralph and Virginia Moody volunteers at the Battle Creek Cereal Festival.

November 26, 2012 **Salt Lake City, Utah**

Charles J. Kalil
General Counsel, Corporate Secretary and Executive Vice President
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

It is a marvelous process that shareowners of The Dow Chemical Company can submit proposals that are voted on at the annual meeting. Such proposals, described in SEC Rule 14a-8, can be varied. The proposal submitted by shareowner Albert C. Jones, with back-up documents, cuts to the quick of Dow's citizenship and corporate responsibility: "Education is the fundamental enabler of innovation in today's knowledge economy — that's why Dow has a long-standing commitment to improving it."

Since the 1960s, perhaps even longer, the United States has been tagged with unacceptable high school dropout rates. This concern is easily traced to certain population groups. In the past, the marketplace absorbed employees who did not graduate from high school. This is no longer the case. Our highly competitive global village, driven by advancement in technology, has brought new marketplace dynamics.

"On the Road: People Bridges to People," first nationwide project of America, The Diversity Place, documented "Stories of America" and "Multicultural Voices Across the Nation" in each of the 48 continental states. "On the Road" began August 1, 2009 in Utah and successfully completed on January 7, 2011 in Colorado. "On the Road" netted hundreds of stories and more than 150,000 photos. We were mindful to document educating children stories, which included, among others, science, technology, engineering and mathematics (STEM). Stories post weekly on Mondays to the website at www.americadiversityplace.com. Next, "On the Road" stories will be compiled into an eBook.

After "On the Road," we created a widely distributed Generational Plan that, among other initiatives, endeavors to bring about a "paradigm shift" in the way college students are recruited in the U.S. Technology plays a major role. Collegiate Bridges to Underrepresented Student Populations, a nonprofit incorporating in Utah, will motivate students and whole communities in the culture of college recruitment.

Planning for the next nationwide project of America, The Diversity Place is well underway. Our eBook campaign will launch Collegiate Bridges, build a network of thousands nationwide, and also support development for America, The Diversity Place's education partners.

We request that our "eBook Proposal" is presented to shareowners for a vote. Shareowners' approval will expand Dow's citizenship to include partnership in Generational Plan of America, The Diversity Place and lead sponsor of "Day in the Week: eBook Week in America."

Best regards,

Albert C. Jones

Albert C. Jones, Publisher
America, The Diversity Place **130 South 500 East Suite 307** **Salt Lake City, Utah 84102**
(801) 364-4187
www.americadiversityplace.com / americadiversityplace@gmail.com



Rev. Albert C. Jones
130 South 500 East Suite 307
Salt Lake City, UT 84102
(801) 364-4187
(americadiversityplace@gmail.com)

November 26, 2012

Charles J. Kalil
General Counsel,
Corporate Secretary and Executive Vice President
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

Simultaneous events in America don't happen that often; however, when such events have occurred, the nation thrusts forward in keeping with the ideals of the founding fathers. Simultaneous events are awakenings moments in the nation that also serve as cataclysmic shifts, widening avenues of citizenship while allowing for creation of new venues of citizenship accessibility.

The prevailing question that currently faces the United States today is "Can a simultaneous event, conjoined with corporate social responsibility, render the same benefit of the nation thrusting forward in keeping with the ideals of the founding fathers?" For sure, "big ideas" put forth in the marketplace convene the litmus test for this prevailing question.

The Dow Chemical Company's embrace of citizenship and corporate social responsibility — Education is the fundamental enabler of innovation in today's knowledge economy — that's why Dow has a long-standing commitment to improving it — keeps it open to addressing the concerns of our prevailing question.

Shareowners of Dow Chemical Company can submit proposals that are voted on at the annual meeting. Such proposals, described in SEC Rule 14a-8, can be as varied and meaningful as an individual shareowner or group of shareowners seeking input in the ethos that come with corporate social responsibility and advise in operating the company.

This proposal submitted by shareowner Albert C. Jones requests a vote at the annual shareholders meeting. It requests that Dow partner in an initiative that further addresses a great societal concern that can only be alleviated through a simultaneous event, noting heretofore prior initiatives did not reach objectives.

Since the 1960s, perhaps even longer, the United States has been tagged with unacceptably high dropout rates among high school students. In the past, the marketplace absorbed employees who did not possess high school diplomas. This is no longer the case. The current marketplace, described as highly competitive and global, is driven by daily advancements in technology.

"On the Road: People Bridges to People," the first nationwide project of America, The Diversity Place, documented "Stories of America" and "Multicultural Voices Across the Nation" in each of the 48 continental states. "On the Road" began August 1, 2009 in Utah and successfully completed on January 7, 2011 in Colorado.

"On the Road" gave America, The Diversity Place an unfettered assessment of the marketplace, access, and unlimited opportunities to ask questions. "On the Road" resulted in hundreds of stories, more than 150,000 photos, while being mindful to document education stories across the nation, including, among others, science, technology, engineering and mathematics (STEM).

The nationwide project possessed the means and wherewithal thereafter to draft a Generational Plan with the mission to increase graduation rates in the United States.

Shareowners of The Dow Chemical Company are asked to vote approval of the leadership team exploring merits of incorporating the Generational Plan of America, The Diversity Place as a strategic initiative of the company's corporate social responsibility.

Respectfully,

Albert C. Jones

On the Road: People Bridges to People — The eBook Proposal

Science, Technology, Engineering and Mathematics (STEM)


1400 SERIES

We Are America, The Diversity Place©

Submitted To: November 26, 2012

Charles J. Kalil
General Counsel, Corporate Secretary and Executive Vice President
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674



JEFFREY THOMAS — On the Road: People Bridges to People began on Saturday, August 1, 2009 with day fishing trip from Salt Lake City to East Canyon State Park. Thomas, airport fire chief for Salt Lake City, uses marine technology devices, including fishfinder with multi-channel GPS receiver. Our first nation-wide project completed reporting in 48 states on January 7, 2011 in Colorado.



MORONI, Utah — The first random stop of On the Road: People Bridges to People was Saturday evening August 1, 2009 at Alpaca Valley Farms. Dr. Todd Robinson, an LDS bishop, is a camelid nutritionist and professor of Animal Science at Brigham Young University. He shepherds the 650-alpaca ranch with wife Michelle, daughter, Makayla, 8, and son McKinley, 7.



TUSKEGEE, Ala. — In our youth, beginning in elementary school, George Washington Carver was in our textbooks as scientist who created hundreds of products from peanuts and sweet potatoes, helped rural farmers in the South and taught at Tuskegee Institute. Carver Museum here keeps legacy alive of a man who lived a well-rounded life, including being an accomplished artist.

We Are America, The Diversity Place: The eBook Proposal

Please accept our invitation to partner with America, The Diversity Place on "Day in the Week, eBook Week in America." This will be the first eBook Week in America and comes with the formation of the nonprofit Collegiate Bridges. The mission of Collegiate Bridges, based in Salt Lake City, is to advance educational opportunities through diversity and inclusion and multicultural initiatives outlined in the Generational Plan of America, The Diversity Place titled "We are America, The Diversity Place."

Collegiate Bridges will also oversee construction of a Super Internet Portal. The Super Internet Portal will be a tool that brings about a paradigm shift in the way students from underrepresented populations are recruited in the United States. Collegiate Bridges will offer hands-on programming for students from underrepresented populations, their families, communities, schools, faith-based organizations, colleges and stakeholders across the U.S. Colleges and students will have increased opportunities to access each other.

Further more, an eBook that documents "Stories of America" in each of the 48 continental states and captures "Multicultural Voices Across the Nation" is the perfect outreach initiative combining partnerships in education, corporate America, the entertainment industry, faith-based organizations, the National Collegiate Athletic Association and professional sports franchises, including the NBA and NFL.

"Day in the Week: eBook Week in America" presents you with another opportunity to cultivate diversity and inclusion work nationally with a focus on institutional development in education to push forward the number high school graduates in the nation. "Stories of America" and "Multicultural Voices Across the Nation" were documented during "On the Road: People Bridges to People," the first nationwide project of America, The Diversity Place.

"On the Road: People Bridges to People" reported from each of the 48 states of the continental United States between August 1, 2009 and January 7, 2011. While logging more than 44,000 incident-free miles, starting in Utah and finishing 18 months later in Colorado, we documented hundreds of stories covering the American experience and took more than 150,000 photos. "We Are America, The Diversity Place," the eBook, will be compiled from these "Stories of America" and "Multicultural Voices Across the Nation."

Stories are posted weekly in the chronological order of the states reported in and can be read at ww.americadiversityplace.com.

Our objective is to market 1 million copies of "We Are America, The Diversity Place," the eBook, through a nationwide campaign titled "Day in the Week: eBook Week in America." A telecommunications company has expressed interest in partnering with America, The Diversity Place on "Day in the Week: eBook Week in America." Their stipulation is that the project must be an initiative of a nonprofit. Collegiate Bridges, introduced in the Generational Plan of America, The Diversity Place, is currently being organized as a nonprofit based in Salt Lake City with the assistance of Lutheran Social Service of Utah. We have also compiled a list of leaders in education, community, government, community, and faith-based organizations. From this list and from recommendations, we will extend invitations to sit on the board of directors.

"Day in the Week, eBook Week in America" will send ambassadors into approximately 99,000 public elementary and secondary schools with its 49 million students and the approximately 1,400 independent schools with its 568,268 students. Day in the Week Ambassadors, adults who have achieved success with the benefit of education or who have achieved success professionally, will carry a values-based message centered on education to students across the nation. Colleges, corporate America and civic groups, including faith-based organizations, will be encouraged to participate by holding "Day in the Week: eBook Week in America" events involving students in their communities.



FARGO — George Washington Carver, late famed scientist at Tuskegee Institute in Alabama (photo), has held a lifelong influence on Dr. Deland J. Myers Jr., food scientist and holder of patent on creating a wood adhesive from soybean proteins. Myers, professor and director, School of Food Systems, NDSU, formerly assisted in developing Apple and Cherry Toaster Strudel for Pillsbury.



PORTLAND — Portland State University participates in 5-year, $2.6 million project funded by the National Science Foundation (NSF) that will double the number of underrepresented minority students on campus who graduate with bachelor's degrees in STEM. Dr. Lorna Anne Tran is alliance project director for PSU. Five universities in Pacific Northwest participate in the NSF program.



NARRAGANSETT — Tiffany Risch is a marine biologist who teaches oceanography to juniors and seniors at Coventry High School in Rhode Island. Risch has a Master's Degree for the University of Rhode Island,. She has Narragansett Bay and the Atlantic Ocean to lead students on research trips that include the Inner Space Center at the University of Rhode Island Grade School of Oceanography.



NEW ORLEANS — Ruby Bridges was first black child to integrate an all-white school in the South on November 14, 1960, when she was enrolled at William Frantz Elementary in New Orleans. She and First Lady Cheryl Landrieu hosted New Orleans 1st Children's Book Festival at Latter Memorial Branch Library.



BROOKINGS, S.D. — Dr. Neil Reese, who holds a doctorate in botany and biochemistry, is a professor in the Biology & Microbiology Department in College of Agriculture and Biological Sciences at the University of South Dakota. He works with tribes in the state to increase Native Americans in the sciences.



LOS ANGELES — Dr. Condessa M. Curley took non-traditional route, at age 38, to medical school at the University of California, Davis. Since graduating, she practices medicine among underserved at the Eisner Pediatric & Family Medical Center in downtown L.A. and is one of founders of Project Africa Global.

Education Partners of America, The Diversity Place:

1. **Cheyenne and Arapaho Tribal College**, Southwestern Oklahoma State University, Weatherford, Oklahoma. Dr. Henrietta Mann, President. CATC began offering classes on August 25, 2006. Mann, enrolled member of Cheyenne-Arapaho Tribes, became first president in April 2008.

2. **Eunice Kennedy Shriver National Center for Community of Caring** at the University of Utah. Dr. Paula Smith is Executive Director. Outreach to students focuses on five core values that empower young people to be responsible and caring members of a community. Caring, Respect, Responsibility, Trust, and Family are the five core values.

3. **OrchKids**, Baltimore Symphony Orchestra, Baltimore. Dr. Marin Alsop, BSO Music Director, is Founding Director of OrchKids. BSO initiative provides social and learning opportunities for Baltimore youths. Inspired by El Sistema, the Venezuelan orchestral training program.

4. **Southern Utah University**, Cedar City, Utah. Dr. Michael T. Benson is President. Establish an "Urban Policy Institute" to educate future administrators of America's cities.

5. **Collegiate Bridges (to Underrepresented Student Populations)**. Super Internet Portal. Beginning in freshman year of high school, then forward-looking, Collegiate Bridges will work to bring about this paradigm shift in the way students from underrepresented populations are recruited in the United States. From Maine to Los Angeles, connecting points across the World Wide Web, gateways of access will allow students, colleges and communities of interest, support and sustainability from high school to college.


Chevron

QUESTA, New Mexico — Anne Wagner was a constant mention in our planning for "On the Road: People Bridges to People," the first reporting and marketing campaign of any sorts for America, The Diversity Place. Good deeds recalled, she gave credibility as our expert columnist on women in the mining industry.


Springdale Public Schools
Administration Offices

SPRINGDALE — The public schools here have seen an influx of thousands of English Language Learners over the past ten years from Mexico, El Salvador, the Marshall Islands and Guatemala. "Teach them all" is the directive. The experience mirrors nationally educating students in English as a Second Language.


RAMSA

MINNEAPOLIS — Bondo Nyembwe is director of Richard Allen Math and Science Academy. "North Minneapolis didn't have a quality middle school that provided a strong math and science curriculum in our own community," he says. "Now, starting in middle school, our students are getting exposure to STEM careers."

Resourceful People:

Rev. France A. Davis
Pastor, Calvary Baptist Church
1090 S. State St.
Salt Lake City, UT 84111
(801) 355-1025

Dr. Henrietta Mann
President
Cheyenne and Arapaho Tribal College
Southwestern Oklahoma State University
100 Campus Dr. SCI 104-D
Weatherford, OK 73096
(580) 774-3139

Dr. Leslie Whited
President/Diaconal Minister
Lutheran Social Service of Utah
4392 South 900 East
Salt Lake City, Utah 84124
(801) 588-0139

Dr. Jim D. Rollins
Superintendent
Springdale Public Schools
804 West Johnson Ave.
Springdale, AR 72765
(479) 750-8800



Nkiruka Emeagwali works on HIV research led by Dr. James Hildreth in lab of George W. Hubbard Hospital at Meharry Medical College.



Ken Townsel is science teacher at Atlanta's Ron Clark Academy, which readies middle school students with college-level curriculum.



Dr. Mario Livio, physicist and author, talked science opportunities at the James Webb Space Telescope conference in Baltimore, Maryland.

Albert C. Jones, Publisher
America, The Diversity Place
130 South 500 East Suite 307
Salt Lake City, Utah 84102

(801) 364-4187

www.americadiversityplace.com

americadiversityplace@gmail.com


America,
The Diversity
Place
Multicultural Voices Across The Nation

Why Partner to Build Cheyenne and Arapaho Tribal College in Oklahoma?



Dr. Henrietta Mann, first president, Cheyenne & Arapaho Tribal College, classes begin August 25, 2006, Weatherford, Okla.

Former president of Northwest Indian College tells importance of Native American institutions

LUMMI NATION — There are 37 tribal colleges in 15 states.

Cheryl Crazy Bull is former president of Northwest Indian College on the Lummi Nation near Bellingham, Washington. Reservation-based colleges, which sprang out of the American Indian Movement of the 1960s, offer special. stay-at-home educational opportunities.

Diné College, chartered by the Navajo Nation in 1968, was the nation's first Tribally chartered college. It was originally called Navajo Community College. The main campus is in Tsaile, Arizona.

"Tribal colleges are an outgrowth of the war on poverty, rise of the Civil Rights Movement, rise of populist education that everybody has a right to education," Crazy Bull says. "Tribal colleges rose out of the era of the Great Society. We have close ties to that experience."

Tribal colleges exist "so that students can have a place-based experience grounded in culture," Crazy Bull says. "I like to consider it a sanctuary where students come to learn. Native people have our own view of the world. A tribal college gives you a place to experience your view of the world — a valid view of the world."

NWIC serves Coast Salish people who fished rivers, lakes, bays and the Pacific Ocean. Some managed grassland, while others were hunters and gathers in the Pacific Northwest Woods. NWIC captures this heritage, offering a four-year degree in Native Environmental Sciences.

"It's intended to be a degree grounded in indigenous knowledge," says Crazy Bull. "Native people have a view of the natural world that formed that interrelatedness through observations of the world. It is communication you get in a spiritual way. It brings to environmental science a core of spiritual knowledge."

Crazy Bull, now the president and CEO of Denver-based American Indian College Fund, is an enrolled member of the Sicangu Band of the Lakota Nation, also known as the Rosebud Sioux Tribe.



Cheryl Crazy Bull, former president of Northwest Indian College on the Lummi Nation in Washington, is an expert on Native education.



Sculptures, like this canoe carved out of cedar ferrying three people, dot the campus of Northwest Indian College on the Lummi Nation.



Rev. Albert C. Jones
130 South 500 East Suite 307
Salt Lake City, UT 84102
(801) 364-4187
americadiversityplace@gmail.com

November 26, 2012

Charles J. Kalil
General Counsel,
Corporate Secretary and Executive Vice President
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

This letter satisfies the written statement requirement of SEC Rule 14a-8.

The 191.0822 securities currently held by Albert C. Jones, shareowner of The Dow Chemical Company, will continue to be held through the next annual shareholders meeting in May 2013.

Respectfully,

Albert C. Jones

Pages 28 through 39 redacted for the following reasons:

- -

FISMA & OMB Memorandum M-07-16

GIBSON DUNN

EXHIBIT B

NATIONAL FINANCIAL
Services LLC

499 Washington Blvd.
Newport Office Center
Jersey City, NJ 07310

November 27, 2012

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
MIDLAND, MI 48674

Re: Shareholder Proposal for Dow Chemical Co.

To Whom It May Concern:

Please be advised that National Financial Services, LLC currently holds 191.08222 shares of Dow Chemical Co (Cusip 260543103) for Mr. Albert C. Jones, of which 184.35120 have been continuously held since November of 2011.

As custodian for Mr. Albert C. Jones, National Financial Services, LLC holds these shares with the Depository Trust Company, under participant code 0226.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Joanne Padarathsingh,
Vice President, Brokerages Operations
National Financial Services, LLC.



Joanne Padarathsingh | Vice-President | Fidelity Institutional
499 Washington Blvd
Jersey City, NJ 07310
Tel: 201-915-7373
joanne.padarathsingh@fmr.com
http://www.nationalfinancial.com/

GIBSON DUNN

EXHIBIT C



The Dow Chemical Company
Midland, Michigan 48674
USA

December 4, 2012

VIA ELECTRONIC MAIL
Albert C. Jones
Publisher
America, The Diversity Place
130 South 500 East Suite 307
Salt Lake City, UT 84102

Dear Mr. Jones:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on November 26, 2012 your email with the following documents attached, each as a separate PDF file:

- A five-page document entitled "On the Road: People Bridges to People — The eBook Proposal" (the "Proposal");

- A one-page document entitled "On The Road: People Bridges to People" and a two-page letter addressed to Charles J. Kalil on "Rev. Albert C. Jones" letterhead (collectively, the "Related Correspondence"); and

- A one-page letter on "Rev. Albert C. Jones" letterhead stating an intention to continue to hold 191.0822 securities, two Zions Direct trade confirmation pages, and a ten-page Zions Direct account statement (collectively, the "Proof of Ownership Correspondence").

The Company also received via email on November 28, 2012 a one-page letter from National Financial Services LLC, which is dated November 27, 2012.

Your submissions contain certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied this requirement. Under SEC guidance, the Proof of Ownership Correspondence, consisting of trade confirmations and an account statement, is insufficient because it does not sufficiently demonstrate that you continuously owned the requisite shares throughout the one-year period through the date you submitted your proposal. The letter from National Financial Services LLC also is insufficient because it verifies ownership since "November of 2011" without specifying a precise date in that month. Based on that letter, it is unclear whether you have continuously held the requisite shares for the full one-year period of November 26, 2011 through and including November 26, 2012.

To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 26, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) an affirmative written statement from the "record" holder of your shares (usually a broker or a bank) specifically verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 26, 2012); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the DTC, a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 26, 2012).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 26, 2012). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will

generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 26, 2012), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, we assume that the five-page document entitled "On the Road: People Bridges to People — The eBook Proposal" constitutes your proposal and supporting statement. If this is incorrect, please clarify what you intend to be your proposal and supporting statement. Please note that Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, provides that a stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. The five-page document entitled "On the Road: People Bridges to People — The eBook Proposal" exceeds 500 words. To remedy this defect, you must clarify which document you intend to be your proposal and supporting statement and revise it as necessary so that it does not exceed 500 words.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson

Enclosures

GIBSON DUNN

EXHIBIT D

From: Albert Jones [mailto:americadiversityplace@gmail.com]
Sent: Friday, December 07, 2012 12:28 PM
To: Wilson, Amy (AE)
Subject: Albert C. Jones correct shareholder proposal deficiencies

Ms. Wilson,

Please accept the attached documents within 14-day grace period correcting deficiencies in the shareholder proposal from Albert C. Jones originally submitted on November 26, 2012.

Please include previously sent documents, five-page "On the Road" and "one page" cover letter as back-up to proposal.

You may discard the ten-page Zions Direct account statement, as it is deemed irrelevant.

Thanks,

--

Albert C. Jones
Publisher
America, The Diversity Place
130 South 500 East Suite 307
Salt Lake City Utah 84102
(801) 364-4187

www.americadiversityplace.com

americadiversityplace@gmail.com



Rev. Albert C. Jones
130 South 500 East Suite 307
Salt Lake City, UT 84102
(801) 364-4187
(americadiversityplace@gmail.com)

December 7, 2012

Charles J. Kalil
General Counsel,
Corporate Secretary and Executive Vice President
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Shareholder Proposal, SEC Rule 14a-8:

Simultaneous events in America don't happen that often; however, when such events have occurred, the nation thrusts forward in keeping with the ideals of the founding fathers. Simultaneous events are awakenings moments in the nation that also serve as cataclysmic shifts, widening avenues of citizenship while allowing for creation of new venues of citizenship accessibility.

The prevailing question that currently faces the United States today is "Can a simultaneous event, conjoined with corporate social responsibility, render the same benefit of the nation thrusting forward in keeping with the ideals of the founding fathers?" For sure, "big ideas" put forth in the marketplace convene the litmus test for this prevailing question.

The Dow Chemical Company's embrace of citizenship and corporate social responsibility — Education is the fundamental enabler of innovation in today's knowledge economy — that's why Dow has a long-standing commitment to improving it — keeps it open to addressing the concerns of our prevailing question.

Shareowners of Dow Chemical Company can submit proposals that are voted on at the annual meeting. Such proposals, described in SEC Rule 14a-8, can be as varied and meaningful as an individual shareowner or group of shareowners seeking input in the ethos that come with corporate social responsibility and advise in operating the company.

This proposal submitted by shareowner Albert C. Jones requests a vote at the annual shareholders meeting. It requests that Dow partner in an initiative that further addresses a great societal concern that can only be alleviated through a simultaneous event, noting heretofore prior initiatives did not reach objectives.

Since the 1960s, perhaps even longer, the United States has been tagged with unacceptably high dropout rates among high school students. In the past, the marketplace absorbed employees who did not possess high school diplomas. This is no longer the case. The current marketplace, described as highly competitive and global, is driven by daily advancements in technology.

"On the Road: People Bridges to People," the first nationwide project of America, The Diversity Place, documented "Stories of America" and "Multicultural Voices Across the Nation" in each of the 48 continental states. "On the Road" began August 1, 2009 in Utah and successfully completed on January 7, 2011 in Colorado.

"On the Road" gave America, The Diversity Place an unfettered assessment of the marketplace, access, and unlimited opportunities to ask questions. "On the Road" resulted in hundreds of stories, more than 150,000 photos, while being mindful to document education stories across the nation, including, among others, science, technology, engineering and mathematics (STEM).

The nationwide project possessed the means and wherewithal thereafter to draft a Generational Plan with the mission to increase graduation rates in the United States.

Shareowners of The Dow Chemical Company are asked to vote approval of the leadership team exploring merits of incorporating the Generational Plan of America, The Diversity Place as a strategic initiative of the company's corporate social responsibility.

Submitted Respectfully,

Albert C. Jones



Rev. Albert C. Jones
130 South 500 East Suite 307
Salt Lake City, UT 84102
(801) 364-4187
americadiversityplace@gmail.com

December 7, 2012

Charles J. Kalil
General Counsel,
Corporate Secretary and Executive Vice President
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

This letter satisfies the written statement requirement of SEC Rule 14a-8.

The 191.0822 securities of The Dow Chemical Company continuously held by Albert C. Jones, shareowner, since November 26, 2011, will continue to be held through the next annual shareholders meeting in May 2013.

Respectfully,

Albert C. Jones

NATIONAL FINANCIAL
Services LLC

499 Washington Blvd.
Newport Office Center
Jersey City, NJ 07310

December 5, 2012

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
MIDLAND, MI 48674

Re: Shareholder Proposal for **Dow Chemical Co.**

To Whom It May Concern:

Please be advised that National Financial Services, LLC currently holds 191.08222 shares of Dow Chemical Co (Cusip 260543103) for the benefit of Mr. Albert C. Jones, of which 184.35120 shares have been continuously held from November 26, 2011 through and inclusive of November 26, 2012, the Proposal submission date.

As custodian for Mr. Albert C. Jones, National Financial Services, LLC holds these shares with the Depository Trust Company, under participant code 0226.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Sean Cole | Manager | Fidelity Institutional
499 Washington Blvd.
Jersey City, NJ 07310
Tel: 201-915-7373
sean.cole@fmr.com
http://www.nationalfinancial.com/

GIBSON DUNN

EXHIBIT E

From: Albert Jones <americadiversityplace@gmail.com>
Sent: Friday, November 09, 2012 6:39 AM
To: Wilson, Amy (AE)
Cc: Miller, Bo (RN)
Subject: Proposal from America, The Diversity Place
Attachments: Dow-Letter-11-2012.pdf; eBook STEM-11-2012-Dow.pdf; Media Kit-America-9-2012.pdf; The Diversity Times-1-2009-222.pdf

Ms. Wilson and Mr. Miller,

Between August 1, 2009 and January 7, 2011, "On the Road: People Bridges to People," the first nationwide project of America, The Diversity Place, documented "Stories of America" and "Multicultural Voices Across the Nation" in the 48 states of the continental United States.

"On the Road: People Bridges to People" started in Utah and finished symbolically on the "snow-capped Rockies of Colorado," which Dr. Martin Luther King Jr. surveys in his "I Have A Dream" speech. For us, it was Vail Mountain.

We recall our time documenting hundreds of stories and taking more than 150,000 photographs, meeting, as bridges, everyday people doing extraordinary things in service to others. Stories post weekly on Mondays at www.americadiversityplace.com.

We are submitting this website banner ad proposal to The Dow Chemical Company as part of the ongoing work in education of America, The Diversity Place.

Hope that The Dow Chemical Company, in my home state of Michigan (Kalamazoo, Albion, Battle Creek, Olivet, Pontiac and Cheboygan), will respond favorably.

If The Dow Chemical Company decides to become a full, title sponsor, then all proprietary fills of America, The Diversity Place, including our Generational Plan, will be sent posthaste.

Thanks,

On Thu, Nov 8, 2012 at 12:53 PM, Wilson, Amy (AE) <AEWilson@dow.com> wrote:

Dear Mr. Jones-

It was very nice speaking with you yesterday. It sounds like you have fond memories of your time in Michigan!

I am also copying Bo Miller on this note. Bo is our Global Director of Corporate Citizenship and a liaison for STEM and related educational initiatives. Please feel free to forward the information you discussed on your foundation and initiatives to Bo and me by reply to this email.

Separately, as promised attached please find a link to the SEC rule (14a-8) that provides details on the procedure for filing shareholder proposals (please note that this page does take a little bit of time to load but it will take you straight to the applicable regulation).

http://www.ecfr.gov/cgi-bin/text-idx?c=ecfr&sid=47b43cbb88844faad586861c05c81595&rgn=div5&view=text&node=17:3.0.1.1.1&idno=17#17:3.0.1.1.1.2.88.226

I am also including a link to our proxy statement that contains information on the timing and process for filing of stockholder proposals (please see page 63 of that document.)

http://www.sec.gov/Archives/edgar/data/29915/000119312512141655/d287103ddef14a.htm

Thank you again for the good discussion-

Amy

Amy E. Wilson

Assistant Secretary and Managing Counsel

Office of the Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674 USA
phone: 989.638.2176 fax: 989.638.1740
email: aewilson@dow.com

--

Albert C. Jones
Publisher
America, The Diversity Place
130 South 500 East Suite 307
Salt Lake City Utah 84102
(801) 364-4187

www.americadiversityplace.com

americadiversityplace@gmail.com

On The Road: People Bridges to People




America,
The Diversity
Place
Multicultural Voices Across The Nation

"On the Road" documents story at the Rattlesnake Wind Farm in Oregon.

November 9, 2012 **Salt Lake City, Utah**

Andrew N. Liveris
Chairman and CEO
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Bo Miller
Global Director of Corporate Citizenship
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Amy Wilson
Assistant Secretary and Managing Counsel
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Messrs. Liveris and Miller, Ms. Wilson:

America, The Diversity Place, with one employee, is perhaps the nation's smallest marketing and communications company. In April 2009, we transitioned from Utah, The Diversity Place, the smallest marketing and communications company in the state. Utah, The Diversity Place, operating quasi-media, published The Diversity Times, monthly newspaper (10,000), between June 1, 2006 and February 1, 2009.

Though a small company, the vision statement of America, The Diversity Place exudes "big ideas." Now we invite The Dow Chemical Company to become a dreamer of "big ideas" with us. Bring your tenacity for education and together, our "big ideas will come to fruition.

Meanwhile, "On the Road: People Bridges to People," first nationwide project of America, The Diversity Place, documented "Stories of America" and "Multicultural Voices Across the Nation" in each of the 48 continental states. We were mindful to document educating children stories. Educators advancing science, technology, engineering and mathematics (STEM) at all levels are among the catalogue of stories documented "On the Road."

"On the Road" began August 1, 2009 in Utah and successfully completed on January 7, 2011 in Colorado. "On the Road" netted hundreds of stories and more than 150,000 photos. Stories post weekly on Mondays to the website at www.americadiversityplace.com. We also hand-delivered partnership proposals to all 30 NBA teams, select NFL teams, and CEOs of some of America's brand-name corporations.

Planning for the next nationwide project of America, The Diversity Place is well underway. Stories and photos from "On the Road" will be compiled into an eBook: "We Are America, The Diversity Place." A telecommunications company has agreed in principle to help market 1 million copies of the eBook during our proposed "Day in the Week: eBook Week in America." We are also in the process of incorporating Collegiate Bridges to Underrepresented Student Populations, a nonprofit that will bring about a "paradigm shift" in the way students are recruited by colleges in the United States. Proceeds from eBook campaign will go toward development for education partners (see eBook proposal) and assist with the launch of Collegiate Bridges and its Super Internet Portal.

We request that The Dow Chemical Company posts a banner ad on our website, supporting "Day in the Week: eBook Week in America."

Best regards,

Albert C. Jones

Albert C. Jones, Publisher
America, The Diversity Place **130 South 500 East Suite 307** **Salt Lake City, Utah 84102**
(801) 364-4187
www.americadiversityplace.com / americadiversityplace@gmail.com

America, The Diversity Place 2012 Media Kit

One Banner, One Size, One Price = 2 Years


Hatch Chile Festival

Andrea Alvarez is a member of the planning committee for the annual Hatch Chile Festival in New Mexico.


America,
The Diversity
Place

Multicultural Voices Across The Nation

Rates

Banner Advertisements

Corporate Level: $20,000

Corporate Level ads run for 24 months on homepage of America, The Diversity Place's website: www.americadiversityplace.com.

Size of website footer ad is 999px by 155px.

America, The Diversity Place will design your ad

Core Values

To gain in the mission of being a representative voice of each and every one of the 308.7 million people counted in the 2010 U.S. Census. We say gaining because this is a 9.7 percent increase from the 281.4 million counted in the 2000 Census. In our view of the nation, everyone counts in America, The Diversity Place.

Albert C. Jones, Publisher

America, The Diversity Place
130 South 500 East - Suite 307
Salt Lake City UT 84102
(801) 364-4187

americadiversityplace@gmail.com

About America, The Diversity Place

America, The Diversity Place, a communications company that specializes in public service projects. The company grew out of The Diversity Times, a monthly newspaper circulated 10,000 copies mainly in Utah. Both companies focused on branding diversity and inclusion as values in the marketplace.

America, The Diversity Place is developing subscribers nationally via free weekly email distribution. The Diversity Times had a monthly circulation of 10,000.

Through its mission to brand diversity and inclusion in Utah, more than 5,000 media kits with a copy of The Diversity Times were sent out via the U.S. Postal Service to potential business customers throughout the nation.

Jones, a seasoned journalist with more than 25 years of experience, was founder of The Diversity Times and served as its publisher. He is founder and publisher of America, The Diversity Place — an online-only publication.

The next project of America, The Diversity Place is to compile an eBook out of stories and photos documented during "On the Road: People Bridges to People." The latter was the first project of America, The Diversity Place. Scope of "On the Road: People Bridges to People" was national. "Stories of America" and "Multicultural Voices Across the Nation" were strategically documented in 48 states of the continental U. S.

The hundreds of stories and more than 150,000 photos will be compiled into an eBook titled "We Are America, The Diversity Place." Proceeds from the eBook will advance the Generational Plan of America, The Diversity Place, whose major objective is to increase the number of high school graduates in the United States.

The Diversity Times

January 2009 — *Multicultural Voice of Utah that reads E Pluribus Unum* — *VOL. 3 No. 7*

Utah Salute to Obama

State prepares for inauguration of 44th President of the United States



President-elect Barack Obama beams with assurance. His inauguration is Jan. 20, 2009. *(Photo courtesy SEI Union)*



Inside . . .



Rigoberta Menchú Tum
(Nobel Peace Prize)



Malique McCoy thinks Barack Obama is cut out to be President. *(The Diversity Times Photo)*

Obama: What is the generational impact?

Parents and leaders weigh in

By Albert C. Jones
The Diversity Times Staff

Are there generational expectations that come with the election of Barack Obama as the 44th President of the United States?

Lillian Montes, grandmother to Malique McCoy, a student a Joel P. Jensen Middle School in West Jordan, noticed what a difference a day makes. Among things that grandmother and grandson talk about on the way to a movie, lunch or a Grizzlies hockey game was his future as a basketball player and his hope of becoming an architect.

Then Nov. 4 turned to Nov. 5 and Malique added to the conversation that he, too, could become President of the United States.

"That came from him and not me," said Montes, a full-time pastor at Iglesia Bautista Los Nuevos Peregrinos in Taylorsville. "He

jump . . . OBAMA, see Page 27

On the Road: People Bridges to People — The eBook Proposal

Science, Technology, Engineering and Mathematics (STEM)


1400 SERIES

We Are America, The Diversity Place©

Submitted To: November 9, 2012

Andrew N. Liveris
Chairman and CEO
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Bo Miller
Global Director of Corporate Citizenship
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Amy Wilson
Assistant Secretary and Managing Counsel
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674



JEFFREY THOMAS — On the Road: People Bridges to People began on Saturday, August 1, 2009 with day fishing trip from Salt Lake City to East Canyon State Park. Thomas, airport fire chief for Salt Lake City, uses marine technology devices, including fishfinder with multichannel GPS receiver. Our first nationwide project completed reporting in 48 states on January 7, 2011 in Colorado.



MORONI, Utah — The first random stop of On the Road: People Bridges to People was Saturday evening August 1, 2009 at Alpaca Valley Farms. Dr. Todd Robinson, an LDS bishop, is a camelid nutritionist and professor of Animal Science at Brigham Young University. He shepherds the 650-alpaca ranch with wife Michelle, daughter, Makayla, 8, and son McKinley, 7.



TUSKEGEE, Ala. — In our youth, beginning in elementary school, George Washington Carver was in our textbooks as scientist who created hundreds of products from peanuts and sweet potatoes, helped rural farmers in the South and taught at Tuskegee Institute. Carver Museum here keeps legacy alive of a man who lived a well-rounded life, including being an accomplished artist.

We Are America, The Diversity Place: The eBook Proposal

Please accept our invitation to partner with America, The Diversity Place on "Day in the Week, eBook Week in America." This will be the first eBook Week in America and comes with the formation of the nonprofit Collegiate Bridges. The mission of Collegiate Bridges, based in Salt Lake City, is to advance educational opportunities through diversity and inclusion and multicultural initiatives outlined in the Generational Plan of America, The Diversity Place titled "We are America, The Diversity Place."

Collegiate Bridges will also oversee construction of a Super Internet Portal. The Super Internet Portal will be a tool that brings about a paradigm shift in the way students from underrepresented populations are recruited in the United States. Collegiate Bridges will offer hands-on programming for students from underrepresented populations, their families, communities, schools, faith-based organizations, colleges and stakeholders across the U.S. Colleges and students will have increased opportunities to access each other.

Further more, an eBook that documents "Stories of America" in each of the 48 continental states and captures "Multicultural Voices Across the Nation" is the perfect outreach initiative combining partnerships in education, corporate America, the entertainment industry, faith-based organizations, the National Collegiate Athletic Association and professional sports franchises, including the NBA and NFL.

"Day in the Week: eBook Week in America" presents you with another opportunity to cultivate diversity and inclusion work nationally with a focus on institutional development in education to push forward the number high school graduates in the nation. "Stories of America" and "Multicultural Voices Across the Nation" were documented during "On the Road: People Bridges to People," the first nationwide project of America, The Diversity Place.

"On the Road: People Bridges to People" reported from each of the 48 states of the continental United States between August 1, 2009 and January 7, 2011. While logging more than 44,000 incident-free miles, starting in Utah and finishing 18 months later in Colorado, we documented hundreds of stories covering the American experience and took more than 150,000 photos. "We Are America, The Diversity Place," the eBook, will be compiled from these "Stories of America" and "Multicultural Voices Across the Nation."

Stories are posted weekly in the chronological order of the states reported in and can be read at ww.americadiversityplace.com.

Our objective is to market 1 million copies of "We Are America, The Diversity Place," the eBook, through a nationwide campaign titled "Day in the Week: eBook Week in America." A telecommunications company has expressed interest in partnering with America, The Diversity Place on "Day in the Week: eBook Week in America." Their stipulation is that the project must be an initiative of a nonprofit. Collegiate Bridges, introduced in the Generational Plan of America, The Diversity Place, is currently being organized as a nonprofit based in Salt Lake City with the assistance of Lutheran Social Service of Utah. We have also compiled a list of leaders in education, community, government, community, and faith-based organizations. From this list and from recommendations, we will extend invitations to sit on the board of directors.

"Day in the Week, eBook Week in America" will send ambassadors into approximately 99,000 public elementary and secondary schools with its 49 million students and the approximately 1,400 independent schools with its 568,268 students. Day in the Week Ambassadors, adults who have achieved success with the benefit of education or who have achieved success professionally, will carry a values-based message centered on education to students across the nation. Colleges, corporate America and civic groups, including faith-based organizations, will be encouraged to participate by holding "Day in the Week: eBook Week in America" events involving students in their communities.



FARGO — George Washington Carver, late famed scientist at Tuskegee Institute in Alabama (photo), has held a lifelong influence on Dr. Deland J. Myers Jr., food scientist and holder of patent on creating a wood adhesive from soybean proteins. Myers, professor and director, School of Food Systems, NDSU, formerly assisted in developing Apple and Cherry Toaster Strudel for Pillsbury.



PORTLAND — Portland State University participates in 5-year, $2.6 million project funded by the National Science Foundation (NSF) that will double the number of underrepresented minority students on campus who graduate with bachelor's degrees in STEM. Dr. Lorna Anne Tran is alliance project director for PSU. Five universities in Pacific Northwest participate in the NSF program.



NARRAGANSETT — Tiffany Risch is a marine biologist who teaches oceanography to juniors and seniors at Coventry High School in Rhode Island. Risch has a Master's Degree for the University of Rhode Island,. She has Narragansett Bay and the Atlantic Ocean to lead students on research trips that include the Inner Space Center at the University of Rhode Island Grade School of Oceanography.







NEW ORLEANS — Ruby Bridges was first black child to integrate an all-white school in the South on November 14, 1960, when she was enrolled at William Frantz Elementary in New Orleans. She and First Lady Cheryl Landrieu hosted New Orleans 1st Children's Book Festival at Latter Memorial Branch Library.

BROOKINGS, S.D. — Dr. Neil Reese, who holds a doctorate in botany and biochemistry, is a professor in the Biology & Microbiology Department in College of Agriculture and Biological Sciences at the University of South Dakota. He works with tribes in the state to increase Native Americans in the sciences.

LOS ANGELES — Dr. Condessa M. Curley took non-traditional route, at age 38, to medical school at the University of California, Davis. Since graduating, she practices medicine among underserved at the Eisner Pediatric & Family Medical Center in downtown L.A. and is one of founders of Project Africa Global.

Education Partners of America, The Diversity Place:

1. **Cheyenne and Arapaho Tribal College**, Southwestern Oklahoma State University, Weatherford, Oklahoma. Dr. Henrietta Mann, President. CATC began offering classes on August 25, 2006. Mann, enrolled member of Cheyenne-Arapaho Tribes, became first president in April 2008.

2. **Eunice Kennedy Shriver National Center for Community of Caring** at the University of Utah. Dr. Paula Smith is Executive Director. Outreach to students focuses on five core values that empower young people to be responsible and caring members of a community. Caring, Respect, Responsibility, Trust, and Family are the five core values.

3. **OrchKids**, Baltimore Symphony Orchestra, Baltimore. Dr. Marin Alsop, BSO Music Director, is Founding Director of OrchKids. BSO initiative provides social and learning opportunities for Baltimore youths. Inspired by El Sistema, the Venezuelan orchestral training program.

4. **Southern Utah University**, Cedar City, Utah. Dr. Michael T. Benson is President. Establish an "Urban Policy Institute" to educate future administrators of America's cities.

5. **Collegiate Bridges (to Underrepresented Student Populations)**. Super Internet Portal. Beginning in freshman year of high school, then forward-looking, Collegiate Bridges will work to bring about this paradigm shift in the way students from underrepresented populations are recruited in the United States. From Maine to Los Angeles, connecting points across the World Wide Web, gateways of access will allow students, colleges and communities of interest, support and sustainability from high school to college.


Chevron


Springdale Public Schools
Administration Offices


RAMSA
RICHARD ALLEN

QUESTA, New Mexico — Anne Wagner was a constant mention in our planning for "On the Road: People Bridges to People," the first reporting and marketing campaign of any sorts for America, The Diversity Place. Good deeds recalled, she gave credibility as our expert columnist on women in the mining industry.

SPRINGDALE — The public schools here have seen an influx of thousands of English Language Learners over the past ten years from Mexico, El Salvador, the Marshall Islands and Guatemala. "Teach them all" is the directive. The experience mirrors nationally educating students in English as a Second Language.

MINNEAPOLIS — Bondo Nyembwe is director of Richard Allen Math and Science Academy. "North Minneapolis didn't have a quality middle school that provided a strong math and science curriculum in our own community," he says. "Now, starting in middle school, our students are getting exposure to STEM careers."

Resourceful People:

Rev. France A. Davis
Pastor, Calvary Baptist Church
1090 S. State St.
Salt Lake City, UT 84111
(801) 355-1025

Dr. Henrietta Mann
President
Cheyenne and Arapaho Tribal College
Southwestern Oklahoma State University
100 Campus Dr. SCI 104-D
Weatherford, OK 73096
(580) 774-3139

Dr. Leslie Whited
President/Diaconal Minister
Lutheran Social Service of Utah
4392 South 900 East
Salt Lake City, Utah 84124
(801) 588-0139

Dr. Jim D. Rollins
Superintendent
Springdale Public Schools
804 West Johnson Ave.
Springdale, AR 72765
(479) 750-8800



Nkiruka Emeagwali works on HIV research led by Dr. James Hildreth in lab of George W. Hubbard Hospital at Meharry Medical College.



Ken Townsel is science teacher at Atlanta's Ron Clark Academy, which readies middle school students with college-level curriculum.



Dr. Mario Livio, physicist and author, talked science opportunities at the James Webb Space Telescope conference in Baltimore, Maryland.

Albert C. Jones, Publisher
America, The Diversity Place
130 South 500 East Suite 307
Salt Lake City, Utah 84102

(801) 364-4187

www.americadiversityplace.com

americadiversityplace@gmail.com


America, The Diversity Place
Multicultural Voices Across The Nation

Why Partner to Build Cheyenne and Arapaho Tribal College in Oklahoma?



TRIBAL COLLEGE
2006

Dr. Henrietta Mann, first president, Cheyenne & Arapaho Tribal College, classes begin August 25, 2006, Weatherford, Okla.

Former president of Northwest Indian College tells importance of Native American institutions

LUMMI NATION — There are 37 tribal colleges in 15 states.

Cheryl Crazy Bull is former president of Northwest Indian College on the Lummi Nation near Bellingham, Washington. Reservation-based colleges, which sprang out of the American Indian Movement of the 1960s, offer special. stay-at-home educational opportunities.

Diné College, chartered by the Navajo Nation in 1968, was the nation's first Tribally chartered college. It was originally called Navajo Community College. The main campus is in Tsaile, Arizona.

"Tribal colleges are an outgrowth of the war on poverty, rise of the Civil Rights Movement, rise of populist education that everybody has a right to education," Crazy Bull says. "Tribal colleges rose out of the era of the Great Society. We have close ties to that experience."

Tribal colleges exist "so that students can have a place-based experience grounded in culture," Crazy Bull says. "I like to consider it a sanctuary where students come to learn. Native people have our own view of the world. A tribal college gives you a place to experience your view of the world — a valid view of the world."

NWIC serves Coast Salish people who fished rivers, lakes, bays and the Pacific Ocean. Some managed grassland, while others were hunters and gathers in the Pacific Northwest Woods. NWIC captures this heritage, offering a four-year degree in Native Environmental Sciences.

"It's intended to be a degree grounded in indigenous knowledge," says Crazy Bull. "Native people have a view of the natural world that formed that interrelatedness through observations of the world. It is communication you get in a spiritual way. It brings to environmental science a core of spiritual knowledge."

Crazy Bull, now the president and CEO of Denver-based American Indian College Fund, is an enrolled member of the Sicangu Band of the Lakota Nation, also known as the Rosebud Sioux Tribe.



Cheryl Crazy Bull, former president of Northwest Indian College on the Lummi Nation in Washington, is an expert on Native education.



Sculptures, like this canoe carved out of cedar ferrying three people, dot the campus of Northwest Indian College on the Lummi Nation.